UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Root, Inc.

(Name of Issuer)

Class A common stock,

$0.0001 par value per share

(Title of Class of Securities)

77664L108

(CUSIP Number)

Ernest Garcia III

President, Chief Executive Officer and Chairman

1930 W. Rio Salado Parkway

Tempe, Arizona 85281

(480) 719-8809

Copies to

Robert M. Hayward, P.C.

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L108

1	NAMES OF REPORTING PERSONS Carvana Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 780,294*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 780,294*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,294*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Consists of 780,294 shares of Class A Common Stock of the Issuer issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer held by Carvana Group, LLC, as calculated pursuant to the Notice of Common Event and Certification of Increased Conversion Price delivered by the Issuer pursuant to the Certificate of Designations of the Preferred Stock on August 23, 2022 (the “Issuer’s Certificate”) in connection with the Reverse Stock Split (as defined below).

**

Based on 8,948,817 shares of Class A Common Stock issued and outstanding as of August 23, 2022, as calculated pursuant to the Issuer’s Certificate, plus the 780,294 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC. Represents 5.2% of the aggregate number of issued and outstanding shares of the Issuer’s Class A Common Stock and Class B Common Stock as of August 23, 2022, as calculated pursuant to the Issuer’s Certificate, plus the 780,294 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC.

CUSIP No. 77664L108

1	NAMES OF REPORTING PERSONS Carvana Co. Sub LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 780,294*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 780,294*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,294*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Consists of 780,294 shares of Class A Common Stock of the Issuer issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer held by Carvana Group, LLC, as calculated pursuant to the Issuer’s Certificate delivered in connection with the Reverse Stock Split, and for which Carvana Co. Sub LLC may be deemed to be the beneficial owner.

**

Based on 8,948,817 shares of Class A Common Stock issued and outstanding as of August 23, 2022, as calculated pursuant to the Issuer’s Certificate, plus the 780,294 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC. Represents 5.2% of the aggregate number of issued and outstanding shares of the Issuer’s Class A Common Stock and Class B Common Stock as of August 23, 2022, as calculated pursuant to the Issuer’s Certificate, plus the 780,294 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC.

CUSIP No. 77664L108

1	NAMES OF REPORTING PERSONS Carvana Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 780,294*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 780,294*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,294*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Consists of 780,294 shares of Class A Common Stock of the Issuer issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer held by Carvana Group, LLC, as calculated pursuant to the Issuer’s Certificate delivered in connection with the Reverse Stock Split, and for which Carvana Co. may be deemed to be the beneficial owner.

**

Based on 8,948,817 shares of Class A Common Stock issued and outstanding as of August 23, 2022, as calculated pursuant to the Issuer’s Certificate, plus the 780,294 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC. Represents 5.2% of the aggregate number of issued and outstanding shares of the Issuer’s Class A Common Stock and Class B Common Stock as of August 23, 2022, as calculated pursuant to the Issuer’s Certificate, plus the 780,294 shares of Class A Common Stock issuable upon conversion of the Preferred Stock held by Carvana Group, LLC.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment (“Amendment No. 1”) amends the Schedule 13D filed with the SEC on October 12, 2021, (the “Original Schedule 13D”) relating to the Issuer, with respect to the Common Stock of the Issuer. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 5 of the Original Schedule 13D is amended as follows:

The information relating to the beneficial ownership of the Issuer’s Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof.

On August 12, 2022, the Issuer effected a reverse stock split of its Class A Common Stock and Class B Common Stock at a ratio of 18:1, whereby each 18 shares of the Issuer’s Class A Common Stock and Class B Common Stock were automatically combined into one share of Class A Common Stock and Class B Common Stock, respectively (the “Reverse Stock Split”).

The Reporting Persons beneficially own 14,053,096 shares of Preferred Stock, which are convertible into 780,294 shares of Class A Common Stock, after adjusting for the Reverse Stock Split. The Preferred Stock has an initial liquidation value of $9.00 per share plus the amount of any accrued but unpaid dividends thereon as of such date.

This Amendment No. 1 is being filed to reflect a change in the percentage previously reported solely as a result of the change in the outstanding Common Stock reported by the Issuer, as of August 23, 2022, in the Issuer’s Certificate delivered on August 23, 2022 in connection with the Reverse Stock Split. The Reporting Person has no other material changes to the information previously reported or transactions within the prior 60 days to disclose. Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of the Issuer’s Common Stock referred to herein for purposes of the Act, or for any other purpose.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of October 11, 2021 among the Reporting Persons and incorporated by reference to the Original Schedule 13D filed on such date by the Reporting Persons.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2022

CARVANA GROUP, LLC

By: Carvana Co. Sub, LLC
Its: Sole Manager

By: Carvana Co.
Its: Sole Manager

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary

CARVANA CO. SUB, LLC

By: Carvana Co.
Its: Sole Member

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary

CARVANA CO.

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary